Sidley Austin 39F, Two Int’l Finance Centre Central, Hong Kong +852 2509 7888 +852 2509 3110 FAX	+852 2509 7858 meng.ding@sidley.com

September 2, 2025

CONFIDENTIAL

Melissa Walsh

Stephen Krikorian

Marion Graham

Mitchell Austin

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ChowChow Cloud International Holdings Limited
Amendment No. 2 to Registration Statement on Form F-1
Filed August 22, 2025
File No. 333-286296

Dear Ms. Walsh, Mr. Krikorian, Ms. Graham and Mr. Austin,

On behalf of our client, ChowChow Cloud International Holdings Limited (the “Company”), a foreign private issuer incorporated under the laws of the Cayman Islands, we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated August 29, 2025 regarding the Company’s Amendment No. 2 to Registration Statement on Form F-1 filed on August 22, 2025 (the “Amendment No. 2 to Registration Statement”) relating to a proposed initial public offering of the Company’s Ordinary Shares in the United States. Concurrently with the submission of this letter, the Company is filing its revised registration statement on Form F-1 (the “Amendment No. 3 to Registration Statement”) via EDGAR to the Commission.

The Company has responded to all of the Staff’s comments by revising the Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold and followed by the Company’s response. Terms used but not otherwise defined herein have the meanings set forth in the Amendment No. 2 to Registration Statement.

Amendment No. 2 to Registration Statement on Form F-1

Business

Legal Proceedings, page 80

1.

You disclose that in July 2025, a multinational OEM company (through its Hong Kong subsidiary) filed a lawsuit in Hong Kong against your Chief Executive Officer, Mr. Yee Kar Wing, and one of your subsidiaries, Sereno Cloud Solution HK Limited. Please revise to disclose the name of the court in which the proceedings are pending, the date instituted, the principal parties thereto, a description of the factual basis alleged to underlie the proceedings and the relief sought.

In response to the Staff’s comments, the Company respectfully advises that it has revised its disclosure on pages 19 and 80 of the Amendment No. 3 to Registration Statement.

***

Partners | Constance Choy H.M., Desmond Ang C.K., (Christopher) Cheng C.H., Meng Ding, Dominic D. James, (Sherlyn) Lau S.Y.,
David K. Lee, Olivia Ngan S.M., (Raymond) Oh C.H., Yuet Ming Tham, Claudia Yu K.W., Yan Zhang
Registered Foreign Lawyers | Dhevine S. Chandrapala (England and Wales)*, (Carrie) Li J. (New York)*, Mevelyn Ong S.L. (New York),
David J. Ryan (Victoria), Giancarlo B. Sambalido (New York), (Renee) Xiong Y. (New York)*, Liming Xu (New York)
Consultants | (Coco) Liu T., Sophia Tong, Douglas Tsang C.L., (Eva) Tsui Y.W, Alan Wong C.K., Felicity Wong K.Y., (Dennis) Wu T.L., Iris Yuen L.S.

* Partner of Sidley Austin Holding LLP (a Delaware Limited Liability Partnership)

If you have any questions regarding the Amendment No. 3 to Registration Statement, please contact me at meng.ding@sidley.com, +852 2509 7858 (work) or +852 6461 4000 (cell).

Thank you for your time and attention.

Very truly yours,

/s/ Meng Ding
Meng Ding

Enclosure

c.c.	Yee Kar Wing, Chairman of the Board and Chief Executive Officer
Adrian Yap, Partner, Assentsure PAC
Ali Panjwani, Partner, Pryor Cashman LLP